One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 29, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Healthcare & Insurance

Re: Spero Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 25, 2017

CIK No. 0001701108 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Spero Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Ankit Mahadevia, President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Second Amended Draft Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Draft Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Second Amended Draft Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Second Amended Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |  LONDON  |  LOS ANGELES  |  NEW YORK  |  SAN DIEGO  |  SAN FRANCISCO  |  STAMFORD  |  WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

Prospectus Summary, page 1

1.	In this section you state your belief that SPR994 will have an accelerated timeline and the QIDP designation potentially provides priority review for SPR994. Please state specifically whether you have received any designation from the FDA that would permit your drug candidates to progress on an accelerated basis. If not, please include disclosure to indicate that an accelerated review process is not assured and the impact on your development timeline if SPR994 is not reviewed on an accelerated basis.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 95, 102 and 105 as requested.

2.	Please include disclosure that the FDA has not made a determination as to whether Phase 2 clinical trials of SPR994 will be required, why the FDA may not agree that SPR994 can enter Phase 3 testing following successful completion of Phase 1 and the impact on your timeline if the FDA requires Phase 2 testing of SPR994.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 5, 95, 96, 98 and 105 as requested.

3.	Please revise the second paragraph on page 2 to clarify the potential addressable market for SPR994, given that you will be seeking approval to treat a particular type of infection that appears to be a subset of the market you describe.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2 and 105 as requested.

4.	We note your statement on page 3 that previous attempts by others to develop agents that interact with the outer membrane of Gram-negative bacteria have failed in pre-clinical testing and Phase 1 clinical trials due to safety concerns. Please balance this statement with disclosure about the competition that you face for SPR741 because it does not appear from disclosure on page 122 that all previous attempts have failed.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 3, 96 and 125 as requested.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

5.	We note your statement in the first paragraph on page 3 that data from your Phase 1 dosing trial demonstrate that SPR741 was “well tolerated with a favorable safety profile and favorable pharmacokinetics.” Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulations have the authority to make. Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of granting marketing approval by the FDA or comparable agency.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 3, 6, 96, 99, 113 and 114 as requested.

6.	The pipeline chart on page 4 seems to suggest that the various milestones represented in the table will be met and that each candidate will complete the phases of development portrayed in the chart, even though they are dependent on the achievement of successful trial results within the anticipated time frames. Please revise the chart to avoid giving the impression that these milestones will definitively be achieved within the time frames presented.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 5 and 98 as requested. The revisions include significant graphical and textual changes to further clearly delineate ongoing development activities and achieved milestones in contrast to planned development activities and anticipated milestones.

Implications of Being an Emerging Growth Company, page 9

7.	Please tell us if you expect there to be any limitations to using the Phase 1 trial information for SPR994 for approval by the FDA since this trial is being conducted outside of the United States.

Response: The FDA will accept well-designed and well-conducted foreign clinical trials that were not conducted under an IND as noted in 21 CFR 312.120, Foreign clinical studies not conducted under an IND, and in a related Guidance for Industry and FDA Staff entitled “FDA Acceptance of Foreign Clinical Studies Not Conducted Under an IND Frequently Asked Questions.” Pursuant to this regulation and the guidance, the FDA will accept as support for an IND or application for marketing approval such well-designed and conducted foreign studies not conducted under an IND if (i) the study was conducted in accordance with good clinical practice (GCP), meaning that the study was designed, conducted, performed, monitored, audited, recorded, analyzed and reported in a way that provides assurance that the data and reported results are credible and accurate and that the rights, safety, and well-being of subjects were protected; that the study was

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

reviewed and approved by an independent ethics committee; and that informed consent was obtained and documented; and (ii) the FDA is able to validate the data from the study through an on-site inspection if the FDA deems such on-site inspection necessary. The Company designed the clinical trial protocol for the ex-U.S. Phase 1 trial of SPR994 to comply with applicable FDA guidance pertaining to the conduct of Phase 1 trials and provided the FDA with the draft trial protocol for its review. The Company subsequently made modifications to the protocol based on suggestions received from the FDA. The Company elected to conduct the trial in Australia primarily because it believes it will be able to execute the trial in a more cost-effective and time-efficient manner compared with conducting the trial in the United States, and based on the way that it was designed and will be implemented in Australia, the Company does not anticipate any limitations on the use of the results in the Company’s submissions to the FDA.

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request, and the Company is providing the slide presentations it has used for the “testing the waters” meetings it has conducted to date, which slide presentations constitute the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation.

Use of Proceeds, page 60

9.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear and disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 61 and 62 as requested.

10.	Please amend your disclosure to indicate how far you expect to advance SPR206 and SPR720 based on the allocation of the proceeds from the offering.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 61 and 62 as requested.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determination of the Fair Value of Common Units and Common Stock, page 88

11.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s request and undertakes to comply with it. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range.

Collaboration and License Agreements, page 117

12.	Please expand the descriptions of your collaboration and license agreements to describe the term of each agreement and the termination provisions.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 121, 122, F-44 and F-45 as requested.

Government Awards, page 119

13.	Please file the government contracts described in this section as exhibits to the registration statement or tell us the basis for your conclusion that it is not required to file these agreements.

Response: The Company respectfully advises the Staff that it has determined that the Company’s contracts pursuant to which it receives government funding are not material to the Company and are not required to be filed as exhibits to the Second Amended Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company has award agreements regarding grants awarded by the U.S. National Institute of Allergy and Infectious Diseases (“NIAID”) (the “NIAID Agreement”), the U.S. Department of Defense (“DOD”) (the “DOD Agreement”) and the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator (“CARB-X”), a public-private partnership funded by the Biomedical Advanced Research and Development Authority, within the U.S. Department of Health and Human Services (the “CARB-X Agreement,” and together with the NIAID Agreement and the DOD Agreement, the “Award Agreements”).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

As an initial matter, the Company views the Award Agreements as not material in financial terms. As of June 30, 2017, the Company had cash and cash equivalents of approximately $36.3 million, and if the IPO occurs the Company’s cash on hand will increase significantly. Comparatively, the amounts payable or potentially payable under the Award Agreements are immaterial: (i) under the NIAID Agreement, the aggregate amount that could potentially become payable to the Company is $1.0 million, $0.6 million of which has been committed and $0.4 million of which may be funded by NIAID at its sole option in 2018; (ii) the DOD Agreement provides for a single, two-year $1.5 million award; and (iii) under the CARB-X Agreement, the aggregate amount that could potentially become payable to the Company is $6.8 million, only $1.5 million of which has been committed, with CARB-X having the option in its sole discretion to fund up to an additional $5.4 million in 2018 and 2019. Furthermore, portions of these amounts have already been funded, as described in the Company’s financial statements. There is no assurance that the Company will receive any amounts that have yet to be committed: the funding agencies under the NIAID Agreement and the CARB-X Agreement are not obligated to provide funding to the Company beyond the base period amounts from Congressionally approved annual appropriations, and both such agreements are subject to termination for convenience at any time by NIAID and CARB-X.

The Company also considers the Award Agreements to have been entered into in the ordinary course of business. The Company is a clinical-stage biopharmaceutical company with a limited operating history, and its activities to date have consisted principally of developing its product candidates and securing funding to support those activities through available means, including government funding. Seeking funding is a matter of routine for the Company, and the Company has sought funding from various sources, including from government agencies, on frequent occasions. Moreover, government funding is a common source of funding for similarly situated biopharmaceutical companies.

Furthermore, the Company respectfully advises the Staff that none of the Award Agreements is a contract of the type specified in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. In particular, given the Company’s current cash position, the Company does not believe that it is substantially dependent from a financial perspective on any of the Award Agreements. Also, the funding provided under the Award Agreements has been allocated across different product candidates: the funds provided under the DOD Agreement and the CARB-X Agreement are allocated to the Company’s potentiator product candidates, including SPR741, while the funds provided under the NIAID Agreement are intended for SPR720. Further, the amount of funds that have been

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

committed to the Company under each Award Agreement fall short of the percentage threshold specified in Item 601(b)(10)(ii)(C), and any additional amounts the Company may receive under each of the Award Agreements will be payable in the future, if at all, in the funding agency’s sole discretion.

For the foregoing reasons, the Company does not believe any of the Award Agreements are required to be filed as an exhibit to the Second Amended Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

General

14.	We note that you have requested confidential treatment for several agreements that will be filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

Response: The Company acknowledges that comments to its application for confidential treatment will be issued under separate cover.

15.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company does not currently intend to include any additional graphics other than those graphics included in the Draft Registration Statement and the revised pipeline table included in the Second Amended Draft Registration Statement. If the Company determines to include any other graphic in the prospectus, prior to its use, the Company will promptly provide such material to the Staff on a supplemental basis.

*        *        *         *        *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 29, 2017

We hope that the above responses and the related revisions reflected in the Second Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Matthew Tikonoff of this firm at (617) 542-6000 with any comments or questions regarding the Second Amended Draft Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella
Matthew J. Gardella

cc:

Securities and Exchange Commission

Chris Edwards

Mary Beth Breslin

Christine Torney

Sharon Blume

Spero Therapeutics, Inc.

Ankit Mahadevia

Joel Sendek

Stephen Garbacz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Lewis Geffen

Matthew Tikonoff

Latham & Watkins LLP

Peter Handrinos

Nathan Ajiashvili

Drew Valentine